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SEC
SEC
Mail Processing
Section
Washington
MAR 04 2019
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~II~~
PART III

SEC FILE NUMBER
8-69733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southern, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Metro Office Park, 8 Calle 1, Suite 401
(No. and Street)

Guaynabo	PR	00968
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Holman (770) 777-9373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 West Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, John Holman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southern, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES ROBERT HICE
MY COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 16, 2019
FULTON COUNTY, GEORGIA

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHERN, LLC
Separately Bound
Statement of Financial Condition
For the Year Ended
December 31, 2018
With
Report of Independent Registered Public Accounting Firm

Filed as PUBLIC Information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

FGMK
identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
First Southern, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Southern, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2017.

Chicago, Illinois
March 1, 2019

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

FIRST SOUTHERN, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	264,462
Clearing firm deposits		55,352
Clearing firm receivable		39,614
Due from related parties		1,200
Other assets		17,366
Total Assets	$	377,994

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Due to related parties	$	3,145
Accounts payable and accrued expenses		151,475
Total Liabilities		154,620
MEMBERS' EQUITY		
Total Members' Equity		223,374
Total Liabilities and Members' Equity	$	377,994

The accompanying notes are an integral part of these financial statements.

FIRST SOUTHERN, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2018

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: First Southern LLC, ("the Company") is a registered broker dealer that began business in 2016. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business includes referral services for accounts and securities transactions referred from the Company's affiliate First Southern Securities, LLC. Additionally, the Company may provide merger and acquisition services and brokerage services. The Company operates from offices located Guaynabo, Puerto Rico.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Implementation of ASC 606 Revenue from Contracts with Customers:

Effective January 1, 2018, the Company adopted ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 607"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expect to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probably that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no cumulative adjustment to member's equity as of January 1, 2018. Reported financial results for historic periods were not restated and are reported under The Accounting Standards in effect during the historic period. Refer to the company's audited financial statements for the year ended December 31, 2017 for discussion related to the Company's previous revenue recognition policies.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Services within the scope of ASC 606 include,

Investment Advisory Fees:
The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end. These fees were recorded within the Commission – Trading Clearing Firm at December 31, 2018.

Trading Commissions (Gross):
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point

FIRST SOUTHERN, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2018

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

in time that the transaction is executed, (i.e., the trade date). This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include [financial planning services] and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered. The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Investment Banking, Commissions Sharing Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Mutual Fund (pooled investment vehicles) and 12b-1 fees:
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value ["NAV"]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge ["CDSC"]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Date of Management's Review: Subsequent events were evaluated through March 1, 2019, the date which the financial statements were available to be issued.

FIRST SOUTHERN, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2018

NOTE B – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $205,977, which was $105,977 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.75 to 1.0.

NOTE D — LEASES

The Company leases its office facilities under operating leases. Rent expense for the year ended December 31, 2018 was approximately $67,000. The lease was amended effective February 2018, to transfer the lease from First Southern Securities, LLC to First Southern, LLC.
At December 31, 2018, the future minimum lease payments under the office facilities lease are as follows:

Year Ending December 31, 2018	Amount
2019	47,892
2020	49,329
2021	50,809
2022	52,333
Total	$200,363

The Company has office premises leases that contain periods of free rent. The deferred rent liability arose from allocation of the rent payments due in future periods to the free-rent period. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between the recognized lease expense and the rent paid over the term of the lease.

NOTE E – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE F – RELATED PARTIES

The Company has entered into a Broker Dealer Services Agreement with First Southern Securities, LLC, ("FSS") an affiliated broker-dealer. Under the terms of the agreement the Company will provide among other things, assistance with market research and analysis with respect to investment activities. The Company invoices the affiliated broker-dealer for its share of commissions and fees for the particular transactions. For the Year Ended December 31, 2018, FSS Commission Receivable were $1,168, and are earned by the Company and are related to this agreement. The Company earned commission share revenue during 2018 totaling approximately $1,476,801 related to this agreement.

The Company has an outstanding liability as of December 31, 2018, of $3,145, is included in due to related parties, which arose from this consulting arrangement and this commission sharing arrangement.

The Company has entered an agreement with an affiliated registered investment advisor, FSAM, LLC ("FSAM"). FSAM provides advisory services. For the Year Ended December 31, 2018, assets Due related parties, includes $32 due from FSAM, and arose from expenses paid on behalf of FSAM by The Company. The Due from related party arose from the Advisory Services agreement.

NOTE G – OPERATING AGREEMENT

The Company's operating agreements provides for separate classes of units starting with Class A units and continuing up to and including Class H units. Class A units are voting while Class B units through Class K units are non-voting. Class B units through Class K units are intended to constitute profits interest in the Company, as defined in the operating agreement. As of December 31, 2018, the capital contributed to the Company is representative of the Class A units.